Filed Pursuant to Rule 424(b)(2)
                                            Registration Statement No. 333-61127

                         SUPPLEMENT TO AGRIBIOTECH, INC.
                   PROSPECTUS DATED MAY 13, 1999 AS PREVIOUSLY
                  SUPPLEMENTED ON JUNE 4, 1999, JULY 22, 1999,
                     SEPTEMBER 1, 1999, AND DECEMBER 6, 1999
                            _________________________

The offering price....................  Pursuant to this prospectus supplement,
                                        AgriBioTech, Inc. ("ABT") is offering
                                        a total of 341,290 shares of its common
                                        stock.  These include 161,290 shares
                                        offered for sale to an individual
                                        investor at the negotiated price of
                                        $1.84 per share in cash.  In addition,
                                        180,000 shares are being offered for
                                        sale to an individual investor at an
                                        agreed price of $2.00 per share in
                                        satisfaction of current and future
                                        obligations to pay royalties upon the
                                        sale of certain current and future
                                        varieties of grass seed and in
                                        consideration of such investor's
                                        relinquishment of any claim he may have
                                        to certain intellectual property of ABT.
                                        The individual investors are both
                                        members of ABT's management, but are not officers of ABT.

Price of common stock.................  On December 22, 1999, the closing sale price of ABT common stock on the Nasdaq
                                        National Market was $2 per share.

Nasdaq National Market symbol.........  ABTX

                            _________________________

     The shares offered hereby involve a high degree of risk. For a discussion of these risks see Part I, Item 1. "Business - General - Forward Looking Statements" in ABT's Form 10-K for the year ended June 30, 1999 incorporated by reference herein.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                            Dated: December 23, 1999

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     This prospectus supplement is part of a registration statement we filed with the SEC using a "universal shelf" registration process. Under this process, we filed a registration statement and prospectus on August 14, 1998 and a post-effective amendment to such registration statement which was declared effective on May 13, 1999. The prospectus that we filed included a general description of the securities that we may offer at any time for two years from the original filing date. Whenever we issue any securities under this process, we must provide a supplement, like this one. This supplement contains specific information about the securities we are issuing and the terms of the issuance. We have filed supplements to the August 14, 1998 prospectus describing other transactions on September 2, 1998, September 4, 1998, October 15, 1998, November 13, 1998, December 8, 1998 and January 12, 1999. We have filed previous supplements to the May 13, 1999 prospectus describing other transactions on June 4, 1999, July 22, 1999, September 1, 1999 and December 6, 1999.

     This prospectus supplement relates to 161,290 shares of our common stock that we are offering to an individual investor for cash and 180,000 shares to an individual investor in satisfaction of current and future obligations to pay royalties upon the sale of certain current and future varieties of grass seed and in consideration of such investor's relinquishment of any claim he may have to certain intellectual property of ABT. The individual investors are both members of ABT's management, but are not officers of ABT. The shares of common stock are referred to in this prospectus supplement as the "shares" and were registered as an original equity issuance as part of this registration statement. See "Use of Proceeds."

     To fully understand this offering, you should read this prospectus supplement and the additional information described under the heading "Where You Can Find More Information."

                                  THE COMPANY

     ABT is a vertically integrated developer, producer, marketer, and distributor of forage and cool-season turfgrass seed, whose operations include a research and development program to develop improved varieties through traditional breeding programs, seed processing plants to clean, condition and package seed grown under contract for ABT, and national and international sales and distribution networks. In order to offer its customers a broad array of products, ABT also distributes seeds for warm-season turfgrasses, wildflowers, and native grasses, and seeds for other crops such as corn, soybeans, sorghum, wheat, and vegetables. ABT's Specialty Distribution operations, which operate in certain geographical areas, also sell pesticides, wetting agents, water and soil conditioning products, and lawn, garden and golf course supplies. ABT's headquarters are located at 120 Corporate Park Drive, Henderson, NV 89014; telephone (702) 566-2440.

                           FORWARD LOOKING STATEMENTS

     You should also be aware that this prospectus supplement contains forward-looking statements. Forward looking statements discuss future expectations, contain projections of results of operations or financial condition, and general business prospects. Words such as "expects," "may," "will," "anticipates," "intends," "plans," "believes," "seeks," "estimates," and similar expressions identify forward-looking statements. The forward-looking statements in this prospectus supplement reflect the good faith judgment of our management. However, forward-looking statements can only be based on facts and factors currently known. Consequently, they are not a guarantee of future performance and actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. The risks and uncertainties that could cause or contribute to a different result or outcome include without limitation, total acres of turfgrass and forage planted, customer purchases, deliveries and payments for ABT products, competitive pricing, weather, effective management of the integration process and cost reductions  at  ABT,  ability  of  ABT to  successfully  transition  to the  new information systems throughout its operations, customer response to the integration, overall financial condition and asset status of ABT, relationships with and perceptions of potential lenders and investors, ability to obtain capital, litigation and other factors as detailed from time to time in ABT's SEC filings, including Part I, Item 1. "Business - General - Forward Looking Statements" in ABT's Form 10-K for the year ended June 30, 1999, which is incorporated herein by reference. You should carefully consider the risk factors described above together with all of the other information included or incorporated by reference in this prospectus supplement before you decide to purchase shares of our common stock.

                    USE OF PROCEEDS AND RECENT DEVELOPMENTS

     This prospectus supplement relates to shares being offered to individual investors for cash and non-cash consideration. The individual investors are both members of ABT's management, but are not officers of ABT. We will use the $300,000 proceeds of the cash sale for working capital and/or to reduce the balance under ABT's revolving credit facility.

     As previously announced, we have received a commitment letter from GE Capital to provide a revolving line of credit in the amount of up to $115 million, which would replace our existing $90 million facility, and term debt financing of up to $20 million. GE Capital's commitment letter contemplates the participation of other financial institutions. GE Capital has advised ABT that, based on its syndication efforts to date, it appears likely that an infusion of equity or subordinated debt of approximately $15 million may be necessary in order to complete the syndication. We previously announced that on December 6, 1999 ABT received $2.5 million for the sale of common stock which will partially satisfy that requirement. The issuance of the shares offered for cash by this prospectus supplement will also partially satisfy that requirement. We are having ongoing discussions with other investors about equity and/or subordinated debt financing. While we have received indications of interest from various investors, as of the date of this prospectus supplement, we have no formal agreements for additional financing. We anticipate that much of the additional equity or subordinated debt financing would be consummated simultaneously with the GE Capital financing although it is possible that all or some portion would be consummated prior to the GE Capital financing. There can be no assurance that we will be successful in obtaining such additional equity financing or subordinated debt or, if successful, that the GE Capital financing will be completed.

     If the GE Capital financing is completed, we would initially use the new revolving credit facility and the proceeds of the term loan to repay amounts outstanding under our existing revolving credit facility ($73.8 million at December 22, 1999) and to repay approximately $10 million in indebtedness under various secured debt facilities. The remainder of the funds available under the new arrangement would be used for working capital purposes. The average interest rate on amounts outstanding under the existing revolving credit facility at September 30, 1999 was 8.45 percent. The interest rate applicable under the new revolving credit facility is expected to be approximately the same as under the prior facility.

                       WHERE YOU CAN FIND MORE INFORMATION

     ABT is subject to the information requirements of the Securities Exchange Act of 1934. In accordance with the Securities Exchange Act, we file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may inspect and copy any document we file at the SEC's public reference rooms in Washington, D.C. at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Northeast Regional Office at Seven World Trade Center, New York, New York 10048, and at the Midwest Regional Office at 500 West Madison Street, Chicago, Illinois 60611-2511. You may also purchase copies of our SEC filings, by writing to the SEC, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549 or on the SEC's Worldwide Web site at http://www.sec.gov.

     This prospectus supplement is part of a registration statement on Form S-3 that we have filed with the SEC. The SEC allows us to "incorporate by reference" information that we file with them. This means that we can disclose important information to you by referring you to other documents that we have filed with the SEC. The information that is incorporated by reference is considered part of this prospectus supplement, and information that we file later will automatically update and may supersede this information. For further information about ABT and the securities being offered, you should refer to the registration statement and the following documents that are incorporated by reference.

     . Our 1998 Form 10-K for the fiscal year ended June 30, 1998, amended on January 29, 1999 and March 31, 1999

     .    Our 1999 Form 10-K for the fiscal year ended June 30, 1999

     .    Our Quarterly Report on Form 10-Q for the quarter ended September
          30, 1999

     . Our Current Report on Form 8-K dated January 6, 1998 and filed on January 16, 1998, and amended on March 10, 1998, March 30, 1998, August 11, 1998 and March 23, 1999

     . Our Current Report on Form 8-K dated November 10, 1999 and filed on November 16, 1999

     .    Our Current Report on Form 8-K dated and filed on December 7, 1999

     . The description of our Common Stock, $.001 par value, in our registration statement on Form 8-A (File No. 0-19352), filed July 11, 1995, pursuant to Section 12(g) of the Exchange Act including any amendment or report filed for the purpose of updating such information

     . Our Proxy Statement dated January 11, 1999 as amended on February 8, 1999, for our Annual Meeting held on February 22, 1999 and

     . All documents we file pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus supplement and prior to the filing of a post-effective amendment that indicates that all the securities offered hereby have been sold or that deregisters all the securities remaining unsold.

     You may request a copy of all documents that are incorporated by reference in this prospectus supplement by writing or telephoning us at the following address: AgriBioTech, Inc., Attention: Chief Financial Officer, 120 Corporate Park Drive, Henderson, NV 89014; telephone number (702) 566-2440. We will provide copies of all documents requested (not including the exhibits to those documents, unless the exhibits are specifically incorporated by reference into those documents or this prospectus supplement) without charge.

     ABT has not authorized any person to give any information or to make any representations in connection with sales of the shares by the selling stockholders other than those contained in this prospectus supplement. You should not rely on any information or representations in connection with sales by selling stockholders other than the information or representations in this prospectus supplement. The information in this prospectus supplement is correct as of the date of this prospectus supplement. You should not assume that there has been no change in the affairs of ABT since the date of this prospectus supplement or that the information contained in this prospectus supplement is correct as of any time after its date. This prospectus supplement is not an offer to sell or a solicitation of an offer to buy shares in any circumstances in which such an offer or solicitation is unlawful.

                              PLAN OF DISTRIBUTION

     All of the shares being offered by this prospectus supplement are being issued by ABT to individual investors. The shares have been registered on ABT's Registration Statement on Form S-3 (No. 333-61127) of which this prospectus supplement forms a part. We will pay all expenses incident to this issuance.